SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: May 12, 2010

List of materials

Documents attached hereto:

i) Press release entitled "Notice Regarding Year-End Dividend for the Fiscal Year Ended March 31, 2010"

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075

May 12, 2010

Notice Regarding Year-End Dividend
for the Fiscal Year Ended March 31, 2010

Sony Corporation (the “Corporation”) approved, at the meeting of its Board of Directors held on May 12, 2010, the year-end dividends on shares of common stock for the fiscal year ended March 31, 2010 as follows.

I. Details of Year-End Dividends
	Details of Resolution	Latest dividend forecast (as of February 4, 2010)	FY 2008 Year-end dividends (Actual)
Record date	March 31, 2010	March 31, 2010	March 31, 2009
Dividend per share	¥12.50	Undetermined	¥12.50
Total amount of dividends	¥12,544 million	―	¥12,544 million
Dividend payment starting date	June 2, 2010	―	June 2, 2009
Source of dividends	Retained earnings	―	Retained earnings

II. Reasons for Determination of Dividend Amount
The Corporation believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders, and it is the Corporation’s policy to strive for the perpetuation of stable dividends.  The Corporation made its decision with respect to the year-end dividend for the fiscal year ended March 31, 2010 based on its current financial results and cash flows.

(Reference) Dividend Actual
	Dividend per share
	Interim dividend	Year-end dividend	Annual dividend (total)
FY 2009 (ended March 31, 2010)	¥12.50	¥12.50	¥25.00
FY 2008 (ended March 31, 2009)	¥30.00 *	¥12.50	¥42.50
* Includes a special dividend of ¥10.